Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Supertel Hospitality, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (File No. 333-138304) and Form S-8 (File No. 333-134822) of Supertel Hospitality, Inc. of our report dated March 22, 2007, with respect to the consolidated balance sheets of Supertel Hospitality, Inc. and subsidiaries as of December 31, 2006 and 2005, the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006 and the related financial statement schedule III, which report appears in the December 31, 2006 annual report on Form 10-K of Supertel Hospitality, Inc.

/s/ KPMG LLP

Omaha, Nebraska
March 22, 2007